FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “FDA Approves Intravenous Formulation for Nexium®”, dated 1 April 2005.

2.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 7 April 2005.

3.	Press release entitled, “AstraZeneca First Quarter Results 2005”, dated 27 April 2005.

4.	Press release entitled, “AstraZeneca PLC First Quarter Results 2005”, dated 28 April 2005.

5.	Press release entitled, “AstraZeneca PLC Annual General Meeting: 27 April 2005”, dated 28 April 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	10 May 2005	By:	/s/ G H R Musker

			Name:	G H R Musker
			Title:	Secretary & Solicitor

Item 1

FDA APPROVES INTRAVENOUS FORMULATION FOR
NEXIUM®

AstraZeneca today announced that a new administration formulation for its prescription proton pump inhibitor NEXIUM ® (esomeprazole magnesium) has been approved by the US Food and Drug Administration (FDA). NEXIUM I.V. is now approved as an intravenous infusion or injection for the short-term treatment (up to 10 days) of gastroesophageal reflux disease (GERD) patients, with a history of erosive esophagitis, who are unable to take capsules.

NEXIUM® I.V. (esomeprazole sodium) for injection is administered once daily as either a 10 to 30 minute intravenous infusion or by intravenous injection (no less than 3 minutes). Treatment is given for up to 10 days and does not require an in-line filter.

Hospitalised patients with GERD are often unable to take their oral medication. The availability of NEXIUM in an intravenous formulation provides these patients with an effective alternative route of administration that they can tolerate easily.

The approval of NEXIUM I.V. was based, in part, on the findings of four multi-centre, open-label, two-period crossover studies. These studies compared the pharmacodynamic efficacy of the intravenous formulation with NEXIUM delayed-release capsules at corresponding doses of 20 mg and 40 mg in GERD patients with or without a history of erosive esophagitis. They demonstrated that, after 10 days of once-daily administration, NEXIUM I.V. 20 mg and 40 mg are similar in their ability to suppress acid to the corresponding oral dosage form of NEXIUM.

There were no relevant changes in acid suppression when switching between intravenous and oral dosage forms.

NEXIUM (delayed release capsules) is indicated for treating frequent, persistent heartburn and other symptoms associated with acid reflux disease. The drug was recently approved for reducing the risk of gastric (stomach) ulcers developing among at risk patients on continuous NSAID therapy. It also is approved for healing erosive esophagitis. Studies show that up to 94 percent of patients were healed with NEXIUM. Most erosions heal in 4 to 8 weeks.

NEXIUM I.V. formulation was first approved via the European Mutual Recognition Process in August 2003 and launches in Europe are ongoing. NEXIUM capsules have been launched in 89 countries. Worldwide NEXIUM sales totalled $3.9 billion in 2004, with US sales reaching $2.7 billion.

1 April 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Item 2

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that, with effect from 7 April 2005, Marcus Wallenberg, a Director of the Company, is no longer deemed to have an interest in 3,618 AstraZeneca Ordinary Shares of USD0.25 each, held in the name of one of his children who, on 7 April 2005, attained the age of eighteen years. Consequently, Mr Wallenberg’s interest in AstraZeneca Ordinary Shares has reduced to 67,264 shares, which represents approximately 0.004 per cent of the number of shares currently in issue.

G H R Musker
Company Secretary
7 April 2005

Item 3

AstraZeneca First Quarter Results 2005

Tomorrow, Thursday, 28 April 2005, AstraZeneca will release First Quarter Results 2005 at 10:00BST.

There will be an analyst teleconference at 13:30BST for which the numbers are: UK: 0800 559 3282, for Europe: +44 (0)20 7784 1017 and for the US: 1 866 239 0750. These numbers, and details of the replay facility available through 09:00BST Thursday, 12 May 2005, are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

Item 4

AstraZeneca PLC
First Quarter Results 2005

“Record quarterly profits, with first quarter Earnings per Share up 33 percent.
Sales up 9 percent.”

Financial Highlights (Financial statements prepared in accordance with International Financial Reporting Standards)

Group	1st Quarter	1st Quarter	Actual	CER
	2005	2004	%	%
	$m	$m
Sales	5,743	5,074	+13	+9
Operating Profit	1,453	1,052	+38	+34
Profit before Tax	1,486	1,084	+37	+34

Earnings per Share	$0.63	$0.47	+34	+33

All narrative in this section refers to growth rates at constant exchange rates (CER)
  First quarter sales were $5,743 million, up 9 percent. Underlying sales of key growth products up 33 percent.

  Progress on productivity continues; combined R&D and SG&A expenditure down 4 percent.

  Operating profit in the first quarter increased 34 percent to $1,453 million.

  Free cashflow of $1,322 million in the quarter; share repurchases in the first quarter totalled $481 million.

  Nexium™ sales were $1,055 million in the first quarter, up 11 percent. Intravenous formulation approved in the US on 31 March 2005.

  Crestor™ sales in the first quarter were $273 million, and have reached $1,052 million in the last 12 months.

  Seroquel™ sales were $633 million in the first quarter, up 39 percent.

  Arimidex™ sales were $256 million in the first quarter, up 49 percent.

Sir Tom McKillop, Chief Executive, said: “These record profits derive from a strong sales performance, especially for our key growth products, and from ongoing productivity improvements in R&D and SG&A. This excellent start to the year has set us on track to deliver our financial targets for the year.”

London, 28 April 2005

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased 9 percent at CER, or 13 percent on an as reported basis (including positive exchange rate benefit of 4 percent). Sales outside the US were up 9 percent. Sales in the US in the first quarter were up 10 percent. Adjusted for inventory movements (principally wholesaler stockbuilding in the first quarter 2004) estimated underlying sales growth in the US was 17 percent.

Good management of expenditure in R&D and SG&A continues to benefit operating results. In aggregate, these expenses were 4 percent lower at CER than first quarter 2004 (and broadly unchanged as reported). Operating profit was up 34 percent. Earnings per share in the first quarter were $0.63 versus $0.47 in 2004, an increase of 33 percent.

Nexium™ sales were $1,055 million in the first quarter, up 11 percent. Dispensed tablet volume in the US was up 15 percent, whereas reported sales growth was up 3 percent as a consequence of wholesaler stockbuilding in the first quarter 2004. Nexium™ sales outside the US were up 30 percent.

Crestor™ sales in the first quarter were $273 million, more than double the sales in the first quarter last year. In March, Crestor™ share of new prescriptions in the US statin market was 6.0 percent, up from 5.8 percent in January 2005. On 14 March, based on a thorough analysis of clinical trial safety data and post-marketing data, the US Food and Drug Administration (FDA) formally denied Public Citizen’s Health Research Group’s (HRG) petition to remove Crestor™ from the market, and as part of their formal response, reaffirmed that Crestor™ is safe and effective when used according to the prescribing information.

Sales of Iressa™ were $81 million in the first quarter. Sales in Asia Pacific were up 18 percent which includes sales made since launch in China in February. Sales in Japan were down 8 percent. Sales declined by 41 percent in the US since the announcement of the ISEL trial results, where promotion of Iressa™ remains voluntarily suspended whilst the FDA completes its assessment of the implications of the full ISEL trial data set.

Good sales growth in the first quarter was achieved for Symbicort™ (up 23 percent), Casodex™ (up 16 percent), and Seroquel™ (up 39 percent). Arimidex™ sales were up 49 percent to $256 million. In the US, Arimidex™ new prescription share of hormonal treatments for breast cancer reached 31.4 percent in March, a market-leading 1.3 percentage point increase since December 2004.

Future Prospects

The Company continues to anticipate full year earnings per share in the range of $2.35 to $2.50. In contrast to the quarterly progression of earnings last year, the growth rate in earnings per share in 2005 is anticipated to be stronger in the first half than in the second half of the year.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular CrestorTM, NexiumTM, SeroquelTM, SymbicortTM, ArimidexTM and CasodexTM), the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2004 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %

	2005	2004

Nexium™	1,055	935	+11
Losec™/Prilosec™	427	540	-25

Total	1,499	1,496	-3

  In the US, dispensed tablet volume for Nexium ™ increased by 15 percent in the first quarter, nearly double the rate of growth for the prescription PPI market. Market share of total prescriptions in March reached 27.5 percent, up nearly 2 points over March 2004. Reported sales for Nexium™ in the US were up just 3 percent as a consequence of wholesaler stocking which occurred in the first quarter last year. Although pricing had little impact on sales growth this quarter, the Company expects that volume growth for the full year will be partially offset by lower realised prices.

  Sales of Nexium™ in markets outside the US were up 30 percent in the first quarter.

  Prilosec™ sales in the US were down 34 percent in the first quarter. Sales of Losec ™ outside the US were down 22 percent, although sales in Japan continue to grow (up 22 percent).
Cardiovascular

	First Quarter		CER %

	2005	2004

Seloken™ / Toprol-XL™	408	333	+21
Atacand ™	235	209	+7
Plendil™	93	111	-19
Zestril™	87	105	-22
Crestor™	273	129	+106

Total	1,257	1,055	+15

  Sales of Seloken™ /Toprol-XL™ were up 21 percent in the first quarter, chiefly on the 24 percent increase in sales of Toprol-XL™ in the US.

  Sales for Atacand™ were up 7 percent in the first quarter. Sales outside the US were up 19 percent. Total prescriptions for Atacand™ in the US were down 9 percent, but reported sales were down 18 percent as a result of wholesaler stocking in the first quarter 2004.

  On 23 February, Atacand™ became the first angiotensin receptor blocker in the US to receive regulatory approval for heart failure, based on data that showed reductions in both cardiovascular mortality and hospitalisations in patients with heart failure.

  Crestor™ sales in the first quarter were $273 million, up 106 percent versus the first quarter last year. Sales in the last 12 months reached $1,052 million.

  In markets outside the US, Crestor ™ sales were $119 million in the quarter. Volume share of the statin market is now at double-digit levels in Canada (12.2 percent), Italy (11.8 percent), and the Netherlands (10.4 percent). Good progress continues in France, with market share reaching 5.0 percent in the latest month. Market share in the UK is 3.5 percent, down slightly from that reported at the year end.

AstraZeneca PLC
  In the US, Crestor™ sales in the first quarter were $154 million. For the month of March, Crestor™ share of >new prescriptions in the US statin market was 6.0 percent, up from 5.8 percent in January. In the week ending 15 April, Crestor™ share of new prescriptions was 6.2 percent. Market share in the dynamic segment (new and switch patients) was 8.3 percent.

  On 14 March, based on a thorough analysis of clinical trial safety data and post-marketing data, which involved more than 15 million prescriptions and 4 million patients, the US Food and Drug Administration formally denied Public Citizen’s Health Research Group’s (HRG) petition to remove Crestor™ from the market.

  The launch of Crestor™ in Japan, announced on 27 April, will be followed by implementation of a programme of Post-Marketing Surveillance studies at specific medical institutions. The programme will take approximately 18 to 24 months to complete. Significant sales of Crestor™ in Japan are not anticipated before completion of an interim report in late 2006 which will determine the subsequent full-scale launch schedule.
Respiratory and Inflammation

	First Quarter		CER %

	2005	2004

Symbicort™	247	188	+23
Pulmicort™	314	282	+8
Rhinocort™	92	81	+13
Accolate™	28	30	-7
Oxis™	23	25	-16

Total	746	648	+11

  Sales of Symbicort™ in the first quarter were up 23 percent to $247 million. In February, Symbicort™ market share in the fast growing combination products segment of the asthma and COPD markets was up more than 2 points versus the same month last year.

  On 9 March, the Company announced that the European Patent Office has ruled that the European combination patent for Symbicort™ is still valid, despite a challenge from several generic manufacturers.

  Pulmicort™ sales were up 8 percent, as sales increased by 11 percent in the US, and increased by 5 percent elsewhere.

  Sales of Rhinocort ™ were up 13 percent. Sales growth in the US (up 20 percent) was ahead of the prescription trend (down 4 percent) as a result of wholesaler destocking in the first quarter 2004.
Oncology

	First Quarter		CER %

	2005	2004

Casodex™	277	229	+16
Zoladex™	231	213	+3
Arimidex™	256	166	+49
Iressa™	81	93	-15
Faslodex™	29	26	+8
Nolvadex™	28	31	-13

Total	905	762	+14

  Casodex™ sales were up 16 percent in the first quarter, fuelled by an 18 percent growth in markets outside the US, including a strong performance in Japan (up 21 percent). Sales in the US were up 11 percent in the quarter, ahead of estimated underlying sales growth of around 4 percent.

AstraZeneca PLC
  Arimidex™ sales increased by 49 percent in the first quarter, with strong growth recorded in the US (up 63 percent), Europe (up 42 percent) and Japan (up 38 percent). Arimidex™ is the only aromatase inhibitor indicated for primary adjuvant treatment of early breast cancer.

  In the US, Arimidex™ new prescription market share for hormonal treatments for breast cancer reached 31.4 percent in March, a market-leading 1.3 percentage point increase versus December 2004.

  Sales for Iressa™ in the first quarter were $81 million, down 15 percent. Sales in Asia Pacific were up 18 percent, which includes sales since launch in China in February. Sales in Japan were $26 million, 8 percent below the first quarter last year. During the first quarter, Iressa™ was reviewed by an Expert Committee advising the Japanese Ministry of Health, Labour and Welfare, who recommended no change to the indications for use in Japan, and recommended that prescribing information be updated to make reference to the Iressa™-specific treatment guidelines issued by the Japanese Lung Cancer Society.

  Iressa™ sales in the US declined by 41 percent to $30 million in the first quarter. It is believed that these sales largely represent prescriptions dispensed to previously treated patients who, in consultation with their physician, wish to continue treatment with Iressa™. In the US, promotion of Iressa™ remains under voluntary suspension whilst discussions with the FDA continue. In March, new prescriptions for Iressa™ in the US are nearly 70 percent below the level in November 2004.
Neuroscience

	First Quarter		CER %

	2005	2004

Seroquel™	633	448	+39
Zomig™	68	95	-32
Diprivan™	107	122	-14
Local anaesthetics	127	130	-7
Others	17	17	-6

Total	952	812	+14

  Seroquel™ sales in the first quarter reached $633 million, up 39 percent, on good growth in the US (up 35 percent), Europe (up 56 percent), Canada (up 35 percent), and Asia Pacific (up 20 percent).

  In the US, the 35 percent growth in Seroquel™ sales was somewhat ahead of estimated underlying sales growth of around 28 percent as wholesalers edged up inventories toward the upper end of the target range. In March, new prescription market share in the US was 28.6 percent, up a full percentage point versus December 2004 and 2.8 points clear of its closest competitor.

  The Company recently received a request from the FDA that the product labelling for all atypical antipsychotics, including Seroquel™, be updated to include a black-box warning noting an increased risk of mortality in elderly patients with dementia-related psychosis taking these drugs, compared to patients taking placebo. The proposed warning also notes that these drugs are not approved for treatment of elderly patients with dementia-related psychosis. The Company is reviewing the FDA request.

  Sales of Zomig™ in markets outside the US were up 12 percent in the first quarter.

  In the US, supply sales of Zomig™ to Medpointe Inc. were only $9 million (down 80 percent) in anticipation of the end of the partnership arrangement on 31 March. Effective 1 April 2005, AstraZeneca assumed full responsibility for the US commercialization of Zomig™.

AstraZeneca PLC

Geographic Sales

	First Quarter		CER %

	2005	2004

US	2,500	2,279	+10
Europe	2,165	1,875	+8
Japan	337	290	+12
RoW	741	630	+11

  Underlying sales growth in the US in the first quarter was estimated to be 17 percent when adjusted for the wholesaler stocking that occurred in the first quarter 2004. The key growth drivers in the quarter were Nexium™, Crestor™, Seroquel™, Toprol-XL™ and Arimidex™.
  Sales growth in Europe was driven by Nexium™ (up 31 percent), oncology products (up 22 percent), Seroquel™ (up 56 percent), Symbicort™ (up 23 percent) and Crestor™ (up 115 percent).

  First quarter sales in Japan reflect a strong performance for oncology products (up 14 percent) and Losec™ (up 22 percent).

AstraZeneca PLC

Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Operating Results

Reported sales increased by 13 percent and operating profit by 38 percent. At constant exchange rates, sales increased by 9 percent and operating profit by 34 percent.

In the US, sales in the quarter were unaffected by wholesaler inventory movements, as inventory levels were near target levels specified in the Inventory Management Agreements. Sales in the first quarter 2004, however, did benefit from inventory movements. Adjusting for these, underlying US sales growth is estimated at 17 percent, compared with 10 percent reported growth. European sales benefited by an estimated $50 million due to accelerated deliveries at the end of the quarter, ahead of a brief shut down to allow a system upgrade.

The weakness of the US dollar benefited EPS by around 1 cent. In comparison to quarter one last year, the dollar weakened against the euro (5 percent), benefiting sales, and also against the Swedish krona (6 percent) and sterling (3 percent), increasing costs. Should the exchange rates stay at current levels for the remainder of the year, no further benefits are expected to accrue.

Reported operating margin increased by 4.6 percentage points from 20.7 percent to 25.3 percent. Currency depressed operating margin by 0.1 percentage points, implying an underlying margin improvement of 4.7 percentage points.

Gross margin decreased by 1.8 percentage points to 75.4 percent of sales. Payments to Merck at 4.5 percent of sales were 0.5 percentage points lower than first quarter last year. Currency benefited gross margin by 0.2 percentage points which, combined with Merck, implies an underlying decline in margin of 2.5 percentage points. The resulting underlying decline in gross margin is attributable to IFRS fair value adjustments of foreign exchange contracts and termination of the Medpointe Zomig™ distribution agreement in the US.

In aggregate, R&D and SG&A expenses of $2,872 million decreased by 4 percent over last year due to continued disciplined management of expenditure and some phasing to the benefit of the first quarter. In comparison to the first quarter last year, R&D and SG&A expenditure decreased by 3 and 4 percent respectively, and combined added 6.7 percentage points to operating margin.

Fair value adjustments arising from financial instruments amounted to a $44 million charge in the quarter, of which $23 million was charged to cost of sales, $22 million was charged to R&D, with a $1 million benefit to interest income.

Interest and Dividend Income

Net interest and dividend income for the quarter was $33 million, compared with $32 million for the same period last year. This includes net interest income of $5 million arising from employee benefit fund assets and liabilities as required by IAS 19, “Employee Benefits”.

Taxation

The tax rate for the quarter is 29.8 percent compared to 26.3 percent for the first quarter of 2004. The increase is attributable to a different geographical mix of profits and the impact of IFRS. For the full year the tax rate is anticipated to be around 29 percent.

Cash Flow

Cash generated from operating activities in the quarter was $1.5 billion, about $500 million higher than in the corresponding quarter of 2004. Higher trading profits and lower working capital outflows were the main drivers of this improvement, offset by a slight increase in tax paid.

AstraZeneca PLC

Cash outflows from investing activities of $29 million in the first quarter compare with $555 million outflows in the equivalent period in 2004. Net capital expenditure, including fixed asset investments, fell by $73 million to $226 million. However, the change was primarily as a result of short term management of funds on deposit – inflows in the current quarter of $158 million contrasted with outflows of $265 million in the first quarter of 2004.

Free cash flow (which represents cash flows before returns to shareholders and financing and which therefore excludes the effects of short term management of funds) for the period was $1,322 million compared to $721 million in the first quarter of 2004. After accounting for net issues and repurchases of shares of $477 million, the $1,079 million dividend payment to shareholders and foreign exchange effects, there was a $88 million decrease in cash and cash equivalents.

Cash and cash equivalents at 31 March 2005 amounted to $3,839 million compared to $742 million at 31 March 2004. The apparent increase reflects a movement of short term deposits into cash equivalents in the latter part of 2004.

Share Repurchase Programme

During the quarter 11.95 million shares were repurchased for cancellation at a total cost of $481 million.

The total number of shares in issue at 31 March 2005 was 1,633 million.

Calendar

28 April	Annual General Meeting
28 July	Announcement of second quarter and half year results
27 October	Announcement of third quarter and nine months results

Sir Tom McKillop
Chief Executive

Consolidated Balance Sheet

	2005	2004
For the quarter ended 31 March	$m	$m

Sales	5,743	5,074
Cost of sales	(1,410)	(1,158)
Distribution costs	(50)	(42)
Research and development	(865)	(857)
Selling, general and administrative expenses	(2,007)	(2,003)
Other operating income	42	38

Operating profit	1,453	1,052
Net finance income	33	30
Income from dividends	-	2

Profit before tax	1,486	1,084
Taxation	(443)	(285)

Profit for the period	1,043	799

Attributable to:
Equity holders of the Company	1,040	797
Minority interest	3	2

	1,043	799

Basic earnings per $0.25 Ordinary Share	$ 0.63	$0.47
Diluted earnings per $0.25 Ordinary Share	$0.63	$0.47

Weighted average number of Ordinary Shares in issue (millions)	1,640	1,688
Diluted average number of Ordinary Shares in issue (millions)	1,640	1,690

Consolidated Balance Sheet

	2005	2004
As at 31 March	$m	$m

ASSETS
Non-current assets
Property, plant and equipment	7,800	7,556
Goodwill and intangible assets	2,901	2,910
Other investments	221	58
Deferred tax assets	1,229	1,407

	12,151	11,931

Current assets
Inventories	2,903	3,099
Trade and other receivables	4,932	4,555
Short term investments	958	3,386
Cash and cash equivalents	3,905	814

	12,698	11,854

Total assets	24,849	23,785

LIABILITIES
Current liabilities
Short term borrowings and overdrafts	(66)	(72)
Other creditors	(6,770)	(7,675)

	(6,836)	(7,747)

Non-current liabilities
Loans	(1,070)	(305)
Deferred tax liabilities	(1,171)	(1,423)
Retirement benefit obligations and provisions	(1,995)	(1,811)
Other liabilities	(91)	(84)

	(4,327)	(3,623)

Total liabilities	(11,163)	(11,370)

Net assets	13,686	12,415

EQUITY
Capital and reserves attributable to equity holders
Share capital	408	420
Share premium account	555	477
Other reserves	1,850	1,866
Retained earnings	10,780	9,556

	13,593	12,319
Minority equity interests	93	96

Total equity and reserves	13,686	12,415

Consolidated Cash Flow Statement

	2005	2004
For the quarter ended 31 March	$m	$m

Cash flows from operating activities
Operating profit before taxation	1,453	1,052
Depreciation and amortisation	309	302
Increase in working capital	(111)	(163)
Other non-cash movements	170	91

Cash from operating activities	1,821	1,282
Interest paid	(6)	(5)
Tax paid	(306)	(266)

Net cash inflow from operating activities	1,509	1,011

Cash flows from investing activities
Movement in short term investments and fixed deposits	158	(265)
Purchases of property, plant and equipment	(213)	(290)
Disposals of property, plant and equipment	8	6
Purchase of intangible assets	(19)	(10)
Purchase of fixed asset investments	(2)	(5)
Interest received	43	12
Dividends paid by subsidiaries to minority interests	(4)	(5)
Dividends received	-	2

Net cash outflow from investing activities	(29)	(555)

Net cash inflow before financing activities	1,480	456

Cash flows from financing activities
Proceeds from issue of share capital	4	28
Repurchase of shares	(481)	(608)
Dividends paid	(1,079)	-
Repayment of short term borrowings	(2)	-

Net cash outflow from financing activities	(1,558)	(580)

Net decrease in cash and cash equivalents in the period	(78)	(124)
Cash and cash equivalents at beginning of the period	3,927	872
Exchange rate effects	(10)	(6)

Cash and cash equivalents at the end of the period	3,839	742

Cash and cash equivalents consists of:
Cash and cash equivalents	3,905	814
Overdrafts	(66)	(72)

	3,839	742

Reconciliation of Net Funds

	2005	2004
For the quarter ended 31 March	$m	$m

Net funds at the beginning of the period	3,994	3,696
Decrease in cash and cash equivalents	(78)	(124)
Cash (inflow)/outflow from (decrease)/increase in short term
investments and fixed deposits	(158)	265
Cash outflow from decrease in short-term borrowings	2	-
Exchange movements	(10)	(2)
Fair value adjustments	(23)	(12)

Net funds at the end of the period	3,727	3,823

Statement of Recognised Income and Expense

	2005	2004
For the quarter ended 31 March	$m	$m

Net profit for the period (excluding minority interests)	1,040	797
Foreign exchange adjustments on consolidation	(381)	(97)
Tax on foreign exchange adjustments	(14)	(33)
Valuation (losses)/gains taken to equity, net of tax	(15)	3
Actuarial gains/(losses), net of tax	20	(3)

Recognised income and expense for the period	650	667

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the quarter ended 31 March 2005 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (EU) and available for use by European companies at 31 December 2005. These IFRSs are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. Details of the accounting policies applied are set out in the IFRS Restatement information in AstraZeneca PLC’s Annual Report and Form 20-F Information 2004. The policies assume that the amendments to IAS 19 “Employee Benefits” published in December 2004 by the International Accounting Standards Board, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

The new information contained in Note 2 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2004.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2 LEGAL PROCEEDINGS
Crestor™ (rosuvastatin)

Of the two individual lawsuits served on AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US during 2004, involving alleged injury in association with the use of Crestor™, one has now been dismissed. AstraZeneca has recently been served with a complaint filed in the Federal District Court in Puerto Rico and a complaint filed in Ohio making similar allegations. AstraZeneca is vigorously defending the pending Crestor™ litigation.

Exanta™ (ximelagatran)

As previously disclosed, on or about 27 January 2005, a putative class action was filed in the US District Court for the District of Massachusetts on behalf of purchasers of AstraZeneca publicly traded securities during the period 2 April 2003 to 11 October 2004 against AstraZeneca PLC, Percy Barnevik, Håkan Mogren, Sir Tom McKillop and Jonathan Symonds. The lawsuit asserted claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, alleging that the defendants made false and misleading statements regarding Exanta™ clinical trials and the status of the New Drug Application for Exanta™ in the US.

Since then, three additional, but essentially similar, lawsuits have been filed in US District Courts in Delaware and the Southern District of New York. The litigation may ultimately be consolidated in one forum. The defendants deny the allegations made in the lawsuits and are vigorously defending the actions.

Seroquel™ (quetiapine fumarate)

The putative class action suit filed in August 2003 in the US District Court for the Middle District of Florida naming AstraZeneca PLC and AstraZeneca Pharmaceuticals LP as defendants and seeking damages and injunctive relief on behalf of a purported class “consisting of all persons in the United States who purchased and/or used Seroquel™” has been dismissed with prejudice.

3  TERRITORIAL SALES ANALYSIS

	1st Quarter 2005 $m	1st Quarter 2004 $m	% Growth
			Actual	Constant Currency

US	2,500	2,279	10	10
Canada	248	218	14	6

North America	2,748	2,497	10	9

France	451	442	2	(4)
UK	188	132	42	32
Germany	315	226	39	31
Italy	285	255	12	5
Sweden	80	79	1	(5)
Europe others	846	741	14	7

Total Europe	2,165	1,875	15	8

Japan	337	290	16	12
Rest of World	493	412	20	14

Total	5,743	5,074	13	9

4  PRODUCT SALES ANALYSIS

	World				US
	1st Quarter 2005 $m	1st Quarter 2004 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2005 $m	Actual Growth%

Gastrointestinal:
Losec/Prilosec	427	540	(21)	(25)	60	(34)
Nexium	1,055	935	13	11	691	3
Others	17	21	(19)	(24)	3	(57)

Total Gastrointestinal	1,499	1,496	-	(3)	754	(2)

Cardiovascular:
Zestril	87	105	(17)	(22)	2	(83)
Seloken/Toprol-XL	408	333	23	21	293	24
Atacand	235	209	12	7	56	(18)
Plendil	93	111	(16)	(19)	22	(33)
Tenormin	83	85	(2)	(7)	3	(73)
Crestor	273	129	112	106	154	114
Others	78	83	(6)	(12)	2	-

Total Cardiovascular	1,257	1,055	19	15	532	22

Respiratory & Inflammation:
Pulmicort	314	282	11	8	174	11
Rhinocort	92	81	14	13	67	20
Symbicort	247	188	31	23	-	-
Accolate	28	30	(7)	(7)	21	(5)
Oxis	23	25	(8)	(16)	-	-
Others	42	42	-	(5)	-	-

Total Respiratory & Inflammation	746	648	15	11	262	11

Oncology:
Zoladex	231	213	8	3	32	(32)
Casodex	277	229	21	16	62	11
Nolvadex	28	31	(10)	(13)	-	(100)
Arimidex	256	166	54	49	101	63
Iressa	81	93	(13)	(15)	30	(41)
Faslodex	29	26	12	8	20	(17)
Others	3	4	(25)	(25)	-	-

Total Oncology	905	762	19	14	245	2

Neuroscience:
Seroquel	633	448	41	39	456	35
Zomig	68	95	(28)	(32)	9	(80)
Diprivan	107	122	(12)	(14)	45	(29)
Local anaesthetics	127	130	(2)	(7)	17	(43)
Others	17	17	-	(6)	5	67

Total Neuroscience	952	812	17	14	532	11

Infection and Other:
Merrem	131	97	35	29	29	61
Other Products	97	72	35	29	57	111

Total Infection and Other	228	169	35	29	86	91

Salick Health Care	83	71	17	17	83	17
Astra Tech	73	61	20	13	6	50

Total	5,743	5,074	13	9	2,500	10

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	28 April 2005

Announcement of second quarter and half year 2005 results	28 July 2005

Announcement of third quarter and nine months 2005 results	27 October 2005

DIVIDENDS

The record date for the second interim dividend for 2004 paid on 21 March 2005 (in the UK, Sweden and the US) was 11 February 2005. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 9 February 2005. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	SE-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
UK	Tel (toll free in US):	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (in UK): 0870 600 3956	888 697 8018
Tel (outside UK): +44 (0)121 415 7033	Tel: +1 (781) 575 4328

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. These interim financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Item 5

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 28 APRIL 2005

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the

Reports of the Directors and Auditor for the year ended 31 December 2004:

VOTES FOR:	873,031,244 (99.51%)
VOTES AGAINST:	4,257,688 (0.49%)
The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:
VOTES FOR:	937,709,945 (99.99%)
VOTES AGAINST:	74,287 (0.01%)
The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	926,972,277 (99.60%)
VOTES AGAINST:	3,696,073 (0.40%)
The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	936,624,068 (99.85%)
VOTES AGAINST:	1,406,275 (0.15%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	924,631,833 (99.31%)
VOTES AGAINST:	6,423,939 (0.69%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect Håkan Mogren as a Director:

VOTES FOR:	899,672,968 (98.23%)
VOTES AGAINST:	16,216,453 (1.77%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Sir Tom McKillop as a Director:

VOTES FOR:	929,646,493 (99.27%)
VOTES AGAINST:	6,827,088 (0.73%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to re-elect Jonathan Symonds as a Director:

VOTES FOR:	931,173,277 (99.43%)
VOTES AGAINST:	5,334,090 (0.57%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to elect John Patterson as a Director:

VOTES FOR:	931,197,427 (99.43%)
VOTES AGAINST:	5,296,636 (0.57%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to elect David R Brennan as a Director:

VOTES FOR:	931,020,554 (99.44%)
VOTES AGAINST:	5,217,080 (0.56%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Sir Peter Bonfield as a Director:

VOTES FOR:	916,239,994 (99.33%)
VOTES AGAINST:	6,152,000 (0.67%)
The Resolution was passed as an Ordinary Resolution.

Item 5(h): Ordinary Resolution to re-elect John Buchanan as a Director:

VOTES FOR:	934,419,882 (99.81%)
VOTES AGAINST:	1,751,260 (0.19%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Jane Henney as a Director:

VOTES FOR:	934,840,524 (99.82%)
VOTES AGAINST:	1,673,320 (0.18%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Michele Hooper as a Director:

VOTES FOR:	934,831,960 (99.82%)
VOTES AGAINST:	1,681,189 (0.18%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Joe Jimenez as a Director:

VOTES FOR:	927,440,873 (99.81%)
VOTES AGAINST:	1,804,049 (0.19%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect Erna Möller as a Director:

VOTES FOR:	917,440,168 (99.47%)
VOTES AGAINST:	4,884,711 (0.53%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(m): Ordinary Resolution to re-elect Dame Bridget Ogilvie as a Director:

VOTES FOR:	934,660,569 (99.80%)
VOTES AGAINST:	1,840,452 (0.20%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(n): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	731,241,309 (80.74%)
VOTES AGAINST:	174,378,097 (19.26%)
The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2004:

VOTES FOR:	873,578,574 (93.64%)
VOTES AGAINST:	59,346,291 (6.36%)
The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to approve the AstraZeneca Performance Share Plan:

VOTES FOR:	879,318,037 (96.14%)
VOTES AGAINST:	35,312,192 (3.86%)
The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	918,271,672 (98.53%)
VOTES AGAINST:	13,724,698 (1.47%)
The Resolution was passed as an Ordinary Resolution.

Resolution 9: Ordinary Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:	918,895,155 (98.23%)
VOTES AGAINST:	16,533,339 (1.77%)
The Resolution was passed as an Ordinary Resolution.

Resolution 10: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	931,126,544 (99.24%)
VOTES AGAINST:	7,165,828 (0.76%)
The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	934,858,897 (99.94%)
VOTES AGAINST:	559,704 (0.06%)
The Resolution was passed as a Special Resolution.

G H R Musker
Company Secretary
28 April 2005